UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-42255

Autozi Internet Technology (Global) Ltd.

(Exact name of registrant as specified in its charter)

Room 204, Building A,

Intelligence Park No. 26 Yongtaizhuang North Road,

Haidian District, Beijing, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Explanatory Note

Autozi Internet Technology (Global) Ltd. (the “Registrant”) is amending its Report of Foreign Private Issuer on Form 6-K originally furnished to the U.S. Securities and Exchange Commission on May 29, 2026 for the purposes of: (i) providing a corrected Condensed Interim Unaudited Consolidated Financial Statements as of March 31, 2026 and for the Six Months ended March 31, 2026 of the Registrant, including notes thereto; and (ii) providing Management’s Discussion and Analysis with respect to the six months ended March 31, 2026.

Attached hereto as Exhibits 99.1 and 99.2, respectively, are the Condensed Interim Unaudited Consolidated Financial Statements as of March 31, 2026 and for the Six Months ended March 31, 2026 of the Registrant, and Management’s Discussion and Analysis with respect to the six months ended March 31, 2026.

Incorporation by Reference

This Report on Form 6-K/A is hereby incorporated by reference into the Registration Statement on Form F-3 (File No. 333- 293491) of the Registrant, and this Report on Form 6-K/A shall be deemed a part of such Registration Statement from the date on which this Report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished..

Exhibits Index

Exhibit No.	Description

99.1	Unaudited Condensed Consolidated Financial Statements as of March 31, 2026 and for the Six Months Ended March 31, 2026
99.2	Management’s Discussion and Analysis
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 18, 2026

Autozi Internet Technology (Global) Ltd.

By:	/s/ Houqi Zhang
Name:	Houqi Zhang
Title:	CEO and Chairman of the Board